TESCO




05009446

News release...


SEC MAIL
RECEIVED
PROCESSING
JUL 0 5 2005
WASH. D.C.
198
SECTION

Friday 24th June 2005

TESCO PLC
FIRST QUARTER TRADING STATEMENT
GROUP SALES GROW BY 14.6%

GROUP SALES

Group sales for the twelve weeks ending 21st May 2005 increased by 14.6%, driven by all four parts of our strategy. The core UK business has shown continued growth, our international operations have delivered a strong start to the year, our non-food market share has improved and our retailing services have also performed well.

CONSISTENT GROWTH IN UK BUSINESS

Total UK sales for the twelve weeks ending 21st May were up 11.3%, showing consistent growth in a tough market. Like-for-like sales grew by 8.8%, driven by strong volumes and a small amount of deflation. Net new stores contributed 2.5%. Petrol volumes continue to benefit from our focus on low prices. Excluding petrol, like-for-like sales for the quarter increased by 6.8%, after deflation of 1.8%.

STRONG INTERNATIONAL PERFORMANCE

International sales were up 19.9% at constant exchange rates and by 27.8% at actual rates, helped by strengthening currencies in many of our markets. As previously reported, like-for-like sales growth (adjusted for the timing of Easter) has improved to 5.5%, helped by a strong customer response to our price investment in Central Europe.

Chief Executive, Terry Leahy said:

"The whole Tesco team has worked hard to deliver a solid start to a more challenging year. Our strong sales performance has put us in a good position to meet the demands of higher oil-related costs across the Group, rising business rates in the UK, the initial costs of our price investment in Central Europe and a tougher market for Tesco Personal Finance."

Contacts:-

Investor Relations:	Steve Webb	01992 644 800
Press:	Jonathan Church	01992 646 606
	Angus Maitland	020 7379 5151


TESCO

News release...



Friday 24th June 2005

TESCO PLC
YEAR-END CONVERGENCE UPDATE

In September 2004, we announced that we had decided to align UK and international accounting periods for the 2005/06 year at a new year-end in April 2006.

We have now decided to adopt a simpler approach by aligning the international year-end with the existing Group year-end at the end of February.

Contacts:-

Investor Relations: Steve Webb 01992 644 800